May 25, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

ATTENTION:	Rufus Decker
Accounting Branch Chief

Dear Sir:

RE:	Bioshaft Water Technology, Inc.
Form 10-K for the Year ended April 30, 2011
Filed August 15, 2011
Form 10-K/A for the Year ended April 30, 2011
Filed March 20, 2012
Form 10-Q/A for the Quarter ended October 31, 2011
Filed April 23, 2012
Form 10-Q for the Quarter ended January 31, 2012
Filed March 20, 2012
File No. 0-52393

We refer to your letter of April 26, 2012 addressed to the Company with your comments on the Company's Quarterly Report on Form 10-Q/A for the quarter ended October 31, 2011.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-Q/A for the Quarter Ended October 31, 2011

Item 1 - Financial Statements, Page 3

1.

We have reviewed your response to prior comment two from our letter dated March 26, 2012. We note that you have materially revised the amounts of certain line items presented on the balance sheet and statement of stockholders’ deficit as of October 31, 2011, the statements of operations for the three and six months ended October 31, 2011, and the statement of cash flows for the six months ended October 31, 2011. Please further amend your Form 10-Q to (i) revise your financial statements to provide all the disclosures required by ASC 250-10-50-7, including a clear description of the errors that were detected and subsequently corrected and (ii) label all your financial statements as “restated”.

2.

Please address the need to file an Item 4.02 Form 8-K.

Bioshaft Water Technology, Inc.

1 Orchard Rd. Suite 220, Lake Forest, CA, 92630, USA, Tel. (949) 459-3557 x101, www.bioshaft.com

Bioshaft Water Technology, Inc

Response:

1.

We have revised the Form 10-Q/A to revise the financial statements to (i) provide all the disclosures required pursuant to ASC 250-10-50-7, including a clear description of the errors tht were detected and subsequently corrected, and (ii) have labeled all our financial statements as “restated”, in the amended Form 10-Q/A filed concurrently with this response.

2.

On May 16, 2012, we filed a Current Report on Form 8-K with respect to Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Item 4 - Controls and Procedures, page 15

3.

It appears that management continues to believe that disclosure controls and procedures as of October 31, 2011 were effective. Given your restatements, it is unclear how you reached this conclusion. Please provide us with a comprehensive explanation as to how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e) in determining that disclosure controls and procedures were effective. Alternatively, please amend the Form 10-Q/A to disclose management's revised conclusions on the effectiveness of your disclosure controls and procedures as of October 31, 2011.

Response:  We have amended the Form 10-Q/A to disclose management’s revised conclusions on the effectiveness of management’s disclosure controls and procedures as of October 31, 2011.

Yours truly,

BIOSHAFT WATER TECHNOLOGY, INC.

Per:  /s/ Imad Kamel Yassine

Imad Kamel Yassine

Chief Financial Officer, Treasurer

Bioshaft Water Technology, Inc.

1 Orchard Rd. Suite 220, Lake Forest, CA, 92630, USA, Tel. (949) 459-3557 x101, www.bioshaft.com